

SECURITI  SSION

10029754

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66813

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/09_____ AND ENDING _____12/31/09_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jane Street Options, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza, 33rd Floor
(No. and Street)

New York   New York   10004
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Granieri   (212) 651-6023
                                                  (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - if individual, state last, first, middle name)

750 Third Avenue   New York   New York   10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Robert Granieri__, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm __Jane Street Options, LLC__, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

VICKIANA ARIAS
Notary Public, State of New York
NO:01-AR6203348
Qualified in King County
Commission Expires, April, 06,20 _13_

_____
Signature

Managing Director
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



JANE STREET OPTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JANE STREET OPTIONS, LLC

CONTENTS
December 31, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Jane Street Options, LLC

We have audited the accompanying statement of financial condition of Jane Street Options, LLC (the "Company") (a wholly owned subsidiary of JSOH, LLC) as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Jane Street Options, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2010

JANE STREET OPTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$	93,763
Securities owned, at fair value:		
Equities		206,693,088
Options		99,048,247
Due from brokers		69,857,868
Due from affiliates		28,500
Due from Parent		11,500
Total assets	$	375,732,966

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at fair value:		
Equities	$	264,900,855
Options		92,305,842
Due to affiliates		5,028,407
Due to Holding		6,488,797
Accrued expenses and other liabilities		74,941
Total liabilities		368,798,842
Member's equity		6,934,124
Total liabilities and member's equity	$	375,732,966

JANE STREET OPTIONS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2009

1. Nature of Operations

Jane Street Options, LLC (the "Company"), a Delaware limited liability company, is a subsidiary of JSOH, LLC (the "Parent"). The Parent is a subsidiary of Jane Street Holding, LLC ("Holding"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of and market-maker on the Chicago Board of Options Exchange ("CBOE").

2. Summary of significant accounting policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

Cash

The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts.

Securities owned and Securities sold, not yet purchased, at fair value

Authoritative Accounting Guidance ("Guidance") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

3

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Securities owned and securities sold, not yet purchased, excluding options owned and options sold, not yet purchased, are valued at their market prices. Options owned and options sold, not yet purchased, are valued at the average of the last bid and ask prices at December 31, 2009. Where no bid and ask prices are available, the Company values options at the last traded price on the date of valuation. All resulting unrealized gains and losses are reflected in Member's equity. The Company records transactions in securities and the related revenue and expenses on a trade-date basis.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for tax purposes; therefore, no provision for income taxes has been made in the accompanying financial statement for United States federal, state and city income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the Statement of Financial Condition. The Company has not accrued any amounts related to the tax positions and related uncertainties.

New Pronouncements

During the third quarter of 2009, the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification became the single source of authoritative U.S. generally accepted accounting principles ("GAAP"). The Codification does not create any new GAAP standards, but incorporates existing accounting and reporting standards into a new topical structure. Beginning with this annual report, the Company adopted the Codification. Other than the manner in which the Guidance is referenced, the adoption of the Codification did not have any impact on the Company's financial statement.

In May 2009, the FASB issued Guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statement is issued or are available to be issued. The Guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.

3. Fair value of financial instruments

As of December 31, 2009:

	Fair Value	Fair Value Hierarchy
Securities owned		
Equities	$ 202,060,655	Level 1
Equities	4,632,433	Level 2
Options	54,170,746	Level 1
Options	44,877,501	Level 2
	$ 305,741,335	
Securities sold, not yet purchased		
Equities	$ 261,505,286	Level 1
Equities	3,395,569	Level 2
Options	52,953,923	Level 1
Options	39,351,919	Level 2
	$ 357,206,697	

4. Due from brokers and concentration of credit risk

The clearing and depository operations for the Company's securities transactions are provided by two brokers. At December 31, 2009, the amount reflected in Due from brokers is primarily receivable from these brokers. All of the securities are held at one broker.

Amounts due to and from brokers include cash and net amounts receivable for securities transactions that have not settled. They also include unrealized appreciation or depreciation from financial instruments and foreign currency translations. Amounts due to brokers have been offset against amounts due from the same broker where the right of offset exists.

The securities held at the broker serve as collateral for the amounts due to the relevant broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, Securities owned and Securities sold, not yet purchased, are subject to margin requirements.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risk in excess of that presented in the Statement of Financial Condition (see Note 8).

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts.

5. Related party transactions

Holding and affiliates pay for administrative services and office space, and certain operating expenses, on behalf of the Company. The total of amount owed to these entities at December 31, 2009 is reflected in the Due to affiliates and Due to Holding balances on the Statement of Financial Condition. Additionally, the Company pays certain operating and administrative expenses on behalf of its affiliates and the Parent, and the amount owed from these entities is reflected in the Due from affiliates and Due from Parent balances on the Statement of Financial Condition.

The Company leases a seat on the CBOE from an affiliate.

6. Regulatory requirements

The Company is a market-maker operating under the exemptive provisions of rule 15c3-1(b) of the Securities and Exchange Commission, which exempts the Company from the Uniform Net Capital Rule.

As a member of the CBOE, the Company is required to meet certain liquidity requirements based on the market prices and number of securities in which the Company acts as a market-maker. At December 31, 2009, the Company had Member's equity of $6,934,124, which exceeded the liquidity requirement by $6,121,314.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers".

8. Derivative financial instruments

The Company's activities include the purchase and sale of options, futures, and other similar derivatives. These contracts involve elements of market risk in excess of the amounts recognized in the Statement of Financial Condition, in part because of the additional complexity and potential for leverage. These securities are used for trading purposes and for managing risks associated with the portfolio of securities. All derivative positions are reported in the accompanying Statement of Financial Condition at fair value and any change in value is reflected in Member's equity.

Management believes that risks associated with derivates are minimized through its hedging strategies. However, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the financial instruments, interest rates and the underlying assets.

Derivatives may create credit risk, as well as legal, operational, reputational and other risks beyond those associated with the direct purchase or sale of the underlying securities to which their values are related.

The writer of a call option which is covered (e.g., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The Company may purchase and sell options on securities and commodities on national exchanges. The seller ("writer") of a put option which is covered (e.g., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

The Company trades futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly. The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

The fair value of derivative financial instruments as of December 31, 2009 and the volume of these financial instruments for the year ended December 31, 2009 are as follows:

	Derivative Fair Value at December 31, 2009			Volume*	
Derivative	Assets	Liabilities	Financial Statement Line Item	Number of Underlying Securities	Number of Contracts
Indices	$ -	$ -	Due from brokers	-	8,710
Equities	99,048,247	92,305,842	Securities owned and Securities sold not yet purchased	1,281,280,068	320,614

* The classification of volume amounts between the number of underlying securities and number of contracts is based upon product type.

9. Other risks related to financial instruments held by the Company

Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments.

The Company is a registered market maker. A market maker may be called upon to make markets and provide liquidity at times of market stress. Because of these obligations, the Company's risk at a time of large, volatile moves may be greater than that suggested by the positions on the Company's financial statement.

While the Company does not directly trade foreign currencies, or stocks denominated in foreign currencies, it does trade stocks that operate primarily in foreign countries; as such, it still has some exposure to currency risk.

Currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for financial instruments and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including inability to sell financial instruments quickly or at close to fair value.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage including margin borrowing, reverse repurchase agreements, structured products or derivative instruments can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

Currencies, securities and commodity interests and the issuers of securities and commodity interests are affected by, among other things: changing supply and demand, interest rates, merger activities, governmental laws, regulations and enforcement activities, trade, fiscal and monetary programs and policies, and national and international political and economic developments. The effect of such factors on exchange rates, interest rates, the prices of securities and commodity interests in general, or a particular currency, security or commodity interest, is difficult to predict. In addition, there is unpredictability as to change in general economic conditions, which may affect the profitability of the Company's strategy.

10. Subsequent Events

The Company has evaluated events through February 27, 2010, the date that this financial statement was available to be issued.